PRESIDIO PROPERTY TRUST, INC.
4995 Murphy Canyon Road, Suite 300
San Diego, California 92123

April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:	Presidio Property Trust, Inc.
Registration Statement on Form S-3/A, as amended
Filed April 13, 2021
File No. 333-251779

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Presidio Property Trust, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on April 27, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Adam Sragovicz
Adam Sragovicz
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP